

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2008

Mr. André J. Hawaux
Executive Vice President and Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102 - 5001

> **Re: ConAgra Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended May 25, 2008**
> **Filed July 23, 2008**
> **Response letter dated November 21, 2008**
> **File No. 1-07275**

Dear Mr. Hawaux:

We have reviewed your filings and response letter dated November 21, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended May 25, 2008

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventories, page 48

1.   Your response to comment number one of our letter dated November 10, 2008 explains that the inventories carried at market value include agricultural commodity inventories related to your agricultural trading, merchandising and processing businesses, and that as of May 25, 2008, such commodity inventories were reflected both in "inventory" and in "assets held for sale". Please quantity for us the amount of inventory carried at market value reflected in inventory and assets held for sale as of May 25, 2008, and as of your quarterly period ended August 24, 2008. Please also clarify for us if all your inventory carried at market value was sold along with your agricultural trading, merchandising and processing businesses in June 2008. If not, please explain to us what remaining inventory is carried at market value.

2.   Please tell us where in your statements of earnings and cash flows the market value change in inventory is reported, and quantify the amount of such change for the year ended May 25, 2008, and for the quarterly period ended August 24, 2008.

3.   We note your response indicates that grain is received into and issued from storage silos often over a period of several years. Please clarify this portion of your response and tell us if any of your inventories are classified as long-term.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief